                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           OMNI Energy Services Corp.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    68210T208
                                 (CUSIP Number)

                          Rubin Investment Group, Inc.
                           186 Industrial Center Drive
                              Lake Helen, FL 32744
                                  386-228-1000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68210T208

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).

   Rubin Investment Group, Inc.: 22-3409835
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ............................................................................
(b) ............................................................................
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3. SEC Use Only
   .............................................................................
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4. Source of Funds

   WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)

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6. Citizenship or Place of Organization

   Rubin Investment Group, Inc. is incorporated in California
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                7. Sole Voting Power
Number of             1,649,998
Shares          ----------------------------------------------------------------
Beneficially    8. Shared Voting Power..........................................
Owned by
Each            ----------------------------------------------------------------
Reporting       9. Sole Dispositive Power
Person With          1,649,998
                ----------------------------------------------------------------
                10. Shared Dispositive Power.................................
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,649,998
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

    18.1%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
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Item 1.         Security and Issuer.

        This statement relates to the common stock, $.0.01 par value per share
(the "Common Stock"), of OMNI Energy Services Corp. (the "Issuer"), a Louisiana
corporation. The address of the principal executive offices of the Issuer is
4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520.

Item 2.         Identity and Background

(a)      The persons filing this statement are Rubin Investment Group, Inc.
         ("RIG")

(b)      The business address of RIG is 186 Industrial Center Drive, Lake Helen,
         Florida  32744 (386) 228-1000

(c)      The principal business of RIG has been to purchase and sell securities for its own account.

(d)      During the last five years, RIG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.
         During the last five years, RIG has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;
         and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)      The persons filing this statement are Rubin Investment Group, Inc.
         ("RIG"), a corporation organized under the laws of California.

Item 3.         Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,649,998 shares of the Stock covered by this statement is $3,886,661.70. The Stock was paid for by corporate funds
(working capital) of RIG.

Item 4.         Purpose of Transaction.

        Securities of the Issuer were acquired by the Reporting Persons for investment purposes.

Item 5.         Interest in Securities of the Issuer

         (a) RIG is the beneficial owner of 1,649,998 shares of the Stock, which is 18.1% of the outstanding shares of the Company.

         (b) RIG maintains sole investment discretion and voting power over
1,649,998 shares of the Company. RIG maintains sole power to dispose or to direct the disposition of 1,649,998 shares of OMNI Energy Services Corp.

         (c) To the information and belief of RIG there have been no changes in the beneficial ownership of RIG.

Item 6.         Contracts, Arrangements, Understandings or Relationships With
                Respect to Securities of the Issuer

         RIG purchased 1,649,998 OMNI shares in private transactions by stock purchase agreements.

Item 7.         Material to be Filed as Exhibits.

No exhibits.

There are no agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k)

There are no agreements for the borrowing of funds to finance the acquisition as disclosed in Item 3.

There are no agreements relating to the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4.

There are no agreements relating to the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2003
------------------
Date

Rubin Investment Group, Inc.

By /s/ Dan Rubin
   --------------------------------
       Dan Rubin, Chief Executive Officer